Exhibit 12.1

HOSPITALITY PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Net Income	$35,233	$28,706	$129,903	$127,091	$238,213	$142,202	$131,956
Fixed Charges	18,988	15,429	65,263	50,393	44,536	42,424	41,312
Adjusted Earnings	54,221	$44,135	$195,166	$177,484	$282,749	$184,626	$173,268

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$18,988	$15,429	$65,263	$50,393	$44,536	$42,424	$41,312

Ratio of Earnings to Fixed Charges	2.86x	2.86x	2.99x	3.52x	6.35x	4.35x	4.19x